SEC FILE NUMBER 001-41440
CUSIP NUMBER G9495L 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☒ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Virax Biolabs Group Limited

Full Name of Registrant

N/A

Former Name if Applicable

30 Broadwick Street

Address of Principal Executive Office (Street and Number)

London, W1F 8LX

United Kingdom

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Virax Biolabs Group Limited (the “Company”) is unable, without unreasonable effort or expense, to file its annual report on Form 20-F for the fiscal year ended March 31, 2022 (the “Form 20-F”) by July 31, 2022, the filing date applicable to foreign private issuers, due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 20-F in connection with the Registrant’s recently completed initial public offering of ordinary shares, which closed on July 25, 2022. As a consequence of the efforts it dedicated to the initial public offering, the Registrant could not finalize its financial statement preparation and disclosures for the period ended March 31, 2022 without undue hardship and expense to the Registrant. The Registrant anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Foster	+44	020 7788 7414
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Virax Biolabs Group Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 2022	By:	/s/ James Foster
James Foster
Chief Executive Officer